SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                      First Union Real Estate Equity and
                             Mortgage Investments

                               (Name of Issuer)

                  Series A Cumulative Convertible Redeemable
             Preferred Shares of Beneficial Interest, par value $25
             ------------------------------------------------------
                         (Title of Class of Security)

                                 337 400 303
                                 ------------
                                (CUSIP Number)

                              W. Edward Scheetz
                    c/o Apollo Real Estate Advisors, L.P.
                         1301 Avenue of the Americas
                           New York, New York 10019
                          Telephone: (212) 261-4000
               -----------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               With a copy to:

                            Patrick J. Foye, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               919 Third Avenue
                              New York, NY 10022
                          Telephone: (212) 735-2274

                               January 30, 1997
           (Date of Event which Requires Filing of this Statement)

              If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or
(4), check the following box: [ ]

              Check the following box if a fee is being paid with the statement: [ ]




                                 SCHEDULE 13D


CUSIP NO. ________

---------------------------------------------------------------------------
1      NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

---------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |X|
                                                               (b) |_|
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3      SEC USE ONLY

----------------------------------------------------------------------------
4      SOURCE OF FUNDS
       AF

----------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) |_| or 2(e)

----------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

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                        7    SOLE VOTING POWER
                             0
      NUMBER OF      -------------------------------------------------------
        SHARES          8    SHARED VOTING POWER
     BENEFICIALLY            336,200
       OWNED BY
        EACH         -------------------------------------------------------
      REPORTING         9    SOLE DISPOSITIVE POWER
       PERSON                0
        WITH         -------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             336,200
----------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        336,200

----------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                   |_|

---------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       14.6%
---------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       PN

---------------------------------------------------------------------------





                                 SCHEDULE 13D


CUSIP NO. __________

--------------------------------------------------------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         APOLLO REAL ESTATE ADVISORS II, L.P.

-------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                  (b) |_|
-------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------
4      SOURCE OF FUNDS
       WC, OO

-------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) |_| or 2(e)

-------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

-------------------------------------------------------------------------

                        7    SOLE VOTING POWER
                             0
      NUMBER OF      ----------------------------------------------------
        SHARES          8    SHARED VOTING POWER
     BENEFICIALLY            336,200
       OWNED BY      ----------------------------------------------------
         EACH           9    SOLE DISPOSITIVE POWER
      REPORTING              0
        PERSON       ----------------------------------------------------
         WITH           10   SHARED DISPOSITIVE POWER
                             336,200
-------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       336,200

-------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                   |_|

-------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       14.6%
-------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       PN

-------------------------------------------------------------------------




              This Amendment No. 1 amends and supplements the following Items of the Schedule 13D (the "Schedule 13D") of Apollo Real Estate Investment Fund II, L.P. and Apollo Real Estate Advisors II, L.P. filed on December 2, 1996 with the Securities and Exchange Commission with respect to the Series A Cumulative Convertible Redeemable Preferred Shares of Beneficial Interest, par value $25 per share (the "Preferred Shares"), of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust ("First Union"). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the
Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

            Item 3 is hereby restated in its entirety by the following:

              In connection with the purchase of the Preferred Shares, the Reporting Persons purchased an aggregate of 336,200 Preferred Shares for a total amount of approximately $12,501,909 as of the date hereof. The purchases were financed with cash on hand and borrowed funds pursuant to a margin loan made in the ordinary course of business by a registered broker-dealer.

Item 5.      Interest in Securities of the Issuer.

              Item 5 is hereby amended by restating the following sections in their entirety:

              (a) As of the date hereof, the Reporting Persons beneficially own an aggregate of 336,200 Preferred Shares which represents approximately 14.6% of the outstanding Preferred Shares of First Union.

              (b) The Reporting Persons share the voting and dispositive power with respect to the 336,200 Preferred Shares which they beneficially own.

              To the best of the Reporting Persons' knowledge, none of the individuals listed on Schedule I owns any Preferred Shares or can vote or direct the vote of any Preferred Shares, nor can any such individual dispose or direct the disposition of any Preferred Shares.

              (c) Except as set forth on Schedule II, no person named in response to paragraph (a) of this Item has effected any transaction in the Preferred Shares during the past sixty days.



                             SCHEDULE II

                   TRANSACTIONS IN THE SECURITIES

              Set forth below are the transactions in the Preferred Shares that were effected by AREIF II through its registered broker-dealer in New York since the filing of the Schedule 13D.

                         Number of Preferred

         Date                   Shares              Price per Share

        1/24/97                  5,800                 $42.8100

        1/27/97                  9,000                  44.0000

        1/28/97                   700                   44.3750

        1/29/97                  1,300                  44.3750

        1/30/97                 100,000                 44.1993




                              SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 4, 1997

                  APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

                  By:   Apollo Real Estate Advisors II, L.P.
                        Managing Member

                  By:   Apollo Real Estate Capital Advisors II, Inc.
                        General Partner

                        By:  /s/   Michael D. Weiner
                             ------------------------------
                        Name:  Michael D. Weiner
                        Title: Vice President,
                               Apollo Real Estate Capital Advisors II, Inc.

                  APOLLO REAL ESTATE ADVISORS II, L.P.

                  By:   Apollo Real Estate Capital Advisors II, Inc.
                        General Partner

                        By: /s/  Michael D. Weiner
                            -------------------------------
                        Name:  Michael D. Weiner
                        Title: Vice President,
                               Apollo Real Estate Capital Advisors II, Inc.